Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

Tom Vogel:

Good morning and welcome to our discussion about Bowlero Corp, the world's largest owner, and operator of bowling centers and a leader in bowling entertainment media, and events. On July 1st, Bowlero entered into a definitive agreement with Isos Acquisition Corporation, which trades on the New York stock exchange under the symbol ISOS.U. This would result in Bowlero becoming a publicly listed company. Upon closing of the transaction, the combined companies expected to trade on the New York Stock Exchange under the new ticker symbol, BOWL. Joining us today are Brett Parker, vice chairman, president, and chief financial officer of Bowlero and Michelle Wilson, founder and co CEO of Isos.

Tom Vogel:

Michelle is a leading sports entertainment C-suite executive, and most recently served as code president and board member of WWE. In 2018 Forbes named Ms. Wilson, one of the 10 most powerful women in sports. Before we get started, we'd like to share a short video about Bowlero Corp. Thank you. Before we get started, apologies. Oh, here we are. The moderator for today's session is Jed Kelly, an executive director and senior analyst covering digital sports, and consumer entertainment for Oppenheimer & Company. If you have questions during the event, please use the chat function for a Q&A session at the end of our discussion. Thanks.

Jed Kelly:

Hey Tom. Thanks everybody. Thanks everyone for joining us. Exciting to have Brett from Bowlero, Michelle from Isos here to discuss the recent transaction. And if you have any questions we are using Slido, and at the end of 15 minutes, we'll start to look at the questions, and take the most popular ones. Yeah. So, so getting started with Brett, how did Bowlero's business start and how did it get where it is today?

Brett Parker:

Well, first of all, Jed, thanks for hosting today. And thanks to everybody for joining. The history of the company is, is pretty long. So the original manifestation was with the opening of Bowlmor Lanes in Union Square in 1938, but we got involved in 97 when Tom Shannon, who is the founder, and CEO, acquired that property, Bowlmor Lanes in Greenwich Village. And transformed really what bowling could be. So, before that, bowling had seen its heyday in the fifties and sixties had sort of gone backwards in terms of customer attraction through the seventies and eighties. And it was ready to be revitalized. And you had this core experience of bowling that's very fundamental sort of American life. Everybody has memories of it from when they were a kid. It's not gender specific, it's not age specific. You don't have to be good at it to have a good time, but it was wrapped up in an experience that required you to suffer various types of deprivation, whether it was the bad food or the warm beer, or the scary people around you in order to participate.

Brett Parker:

And Tom's vision was to take bowling, take that core and wrap it in a completely different experience. And Bowlmor in Union Square was the test kitchen for that. And I joined in 2001, as Bowlmor was really starting to take off. And from there, we opened six additional locations around the country in high volume, dense, urban, or suburban affluent locations. And then in late 2012 AMF came available. And we had the opportunity to really step forward, and put all the learnings that we had generated to work in a much larger pool of assets. So we partnered with Cerberus, JPM and CS, and in July of 2013, we closed the acquisition of AMF. And we went overnight from six locations to 272. So, this was a very much a minnow and whale scenario. And we had been thinking about it for a long time.

Brett Parker:

We knew the business very well, and we went in, and ran a very aggressive turnaround. We took $30 million of cost out the first year, [inaudible 00:06:02] down double digits, got things on the right track. And by September of '14, we then acquired the second largest player in the bowling business, which is Brunswick's Bowling Centers business, which we closed in September of '14. And then we spent the next several years really optimizing the portfolio. So getting out of some underperforming locations, adding higher performers, investing in the business, and driving really significant returns by converting centers, from AMF and Brunswick for their traditional brands at the time, up to the Bowlmor Bowlero level, adding to the experience, wrapping it up in that Bowlmor Bowlero view that you saw in the video. 2017, Atairos came in as our partner, they're our current private equity partner, and then we've continued to grow from there.

Brett Parker:

So, 2019 required the PBA. 2020, we launched our gamification business and the sports betting on the PBA. And then we launched QMS this year, quantitative management solutions, which is a SAS platform that we developed internally to help us manage our own disparate pool of assets that we think has real commercial viability outside of where we are today. So, at this point, we're eight times the next largest competitor. 322 centers in North America, still significantly less than 10% market share. So there's 3,500 independents out there that make a very, very meaningful runway for us on the acquisition front going forward.

Jed Kelly:

Got it. And you're having all this great momentum in the business, last year COVID comes. Can you just talk about how you're performing during the reopening?

Brett Parker:

Sure. So this is something that we're extremely happy about, and we thought we would come out strong, but frankly we've come out even stronger than we anticipated. May was a big month for us where we turned the corner. A large part of that was getting California Centers opened post COVID, and that's where we saw our first positive [inaudible 00:08:17] versus 2019. We were up 6% in May. We more than doubled that to 13% in June, then July, we doubled it again, the 26th. And then August, and through the first half of September, we've been growing north of 20. So, we continue to really pound out significant growth on the top line. And what's great about our business is that we have huge operating average, because we have more than two thirds of our revenue comes with essentially zero variable costs. So when you see growth on the top line, you get exponential growth on the bottom line. So, for example, Q4, so the June quarter our realized EBITDA was up 82% year over year, more than a $20 million increase.

Brett Parker:

And that was driven by increase in revenue, but also by a 600 basis point margin increase both in gross margin and in EBITDAR margin at the center level. So, that led us to for the year for, FY 21, our adjusted EBITDA was $105 million, which was 14% or about 12 million higher than the projected figure. And we produced $54 million in cash in the quarter from operations, which was really exceptional given that our business is fairly seasonal, and we're typically producing significant amounts of cash in the December and March quarters, and then actually consuming cash in the summers. So, to be producing cash while still investing on a capital basis in the business is really encouraging, heading into the busy season. So, that's what's led us to increase our guidance for 22 by $10 million or 4% just because it was so far under where frankly we're performing now that it just didn't make sense to keep it down.

Jed Kelly:

Got it, got it. Encouraging results and covering online travel for as long as I have, I know the younger generation, a lot of people really like experiences more than things. And we're seeing a big, big induction with location-based entertainment. I think we see Topgolf, right. So can you talk about how Bowlero is differentiated versus other location-based entertainment options?

Brett Parker:

Sure. I mean, as a business, I would say that the most important differentiation is actually something I touched on earlier, which is the magic of bowling itself as a business. As I said, it's highly attractive to basically the entire population. It doesn't matter how old you are, how fit you are, what your demographics are. None of that matters. It's a bedrock of American activity. And then the economic model of it is extremely powerful. So you've got bowling and shoes. She rentals makeup about call it 60% of revenue, and have essentially zero variable cost. The amusements business makes up another close to 10% and that's a 90% plus variable margins. So these businesses have the opportunity to operate at extremely high EBITDA margins and EBITDAR margins. And as a result, if you do it right, they throw off a huge amount of cash, and you can self fund the reinvestment to convert these things.

Brett Parker:

And that's where we've had such success is that we haven't had to bring on outside capital. This is a business that produces all the cash it needs in, and of itself. Then like in terms of the attractiveness of bowling as an activity, it's actually the number one participatory sport in the US. 70 million people bowl every year. And that is a four and a half billion dollar total adjustable market in the US and $11 billion globally. So there's quite a lot of opportunity there. And in terms of our ability to grow, versus some of those other names that you mentioned, one of the particular advantages that we have is the highly fragmented nature of bowling itself. So, you've got... We're at 322 or whatever the number is, and we're the largest player by far, but it's something like 8% of the market. There's 3,500 or so independent centers out there, which are just ripe for roll up.

Brett Parker:

So one of the other business updates that I didn't touch on earlier is what we've been able to do in terms of our unit growth profile, where we added 26 centers, just since June, through a combination of one-off acquisitions, chain acquisitions and new builds. But this fragmented industry is, is really important because that's where we can get in. And we can grow in a way that, like you mentioned, Topgolf. they need to find this 10 plus acre parcel, and invest tens of millions of dollars to go in, and build something from scratch. And it's enormously capital intensive. For us, we have a new build model, which is much less capital intensive than that, but similar, go in and find a great market, do something new. That's fine. We have the ability, though, also to convert our existing centers at very high rates of return. So we've earned 37% returns historically by reinvesting in our existing business and moving them up market from AMF to Bowlero, and then...

PART 1 OF 4 ENDS [00:14:04]

Brett Parker:

... AMF to Bowlero. And then on the acquisition side, there's an opportunity for us to roll these up that just frankly doesn't exist for these other players. None of the other location-based entertainment folks are growing in this way or really can, given their model and their industry.

Jed Kelly:

And then why go the SPAC route?

Michelle Wilson:

Well, Jed, can I just ... Sorry, I'm going to jump in just to add ... Sorry, I can't help myself. I'm passionate about what Brett does for a living, and from an Isos perspective, I think just a couple of points on what we saw as the differentiation of Bowlero and location-based entertainment, a couple of things that I think are worth noting.

Michelle Wilson:

First and foremost, Brett talked about the operating model. One of the things that really appealed to George Barrios, my co-CEO, and I was that really what Tom Shannon and Brett Parker have built is this incredible operational playbook that allows them to create an amazing, premium-branded experience but doing it at scale in a great business model. And they've done that through 25-plus years of experience. And as George and I look at many target companies, startups, existing businesses, that was something that really differentiates the business in my mind and obviously supports the business model that Brett just referenced. So again, enough cannot be said about the operational playbook and the management team at Bowlero, which I think sets it apart from a lot in the location-based entertainment space because we've been looking at it. So I would say that first and foremost.

Michelle Wilson:

Second, because I've spent most of my career in the sports and entertainment business, the other thing that I think is incredibly unique about what Tom and Brett's vision is is this incredible ecosystem that they've built. So they have, as Brett just mentioned, they make all of their money for participation in the sport, for people who go out and either league bowling, casual bowling on a Saturday night. Their monetization is people who participate in bowling.

Michelle Wilson:

So it's a great business, throws off a lot of cash, great unit economics, but what they did in 2019, and what they've done more recently, is they've created an ecosystem where they purchased the professional league. So the watching, the engagement, the sports betting, the gamification, all of those things become additional revenue streams, but what's really unique is that all of those things drive traffic and interest right back into the bowling centers, their 322 centers, soon to be more. And that is kind of this self-contained flywheel that I've never seen in any other sports, and it's something ... They have the participation they're monetizing, the watching, the engagement, the sports betting. I don't think there's any other sports in the world that has that entire ecosystem, and the ability to take that and scale it globally, I don't think anybody else in location-based entertainment has that kind of engine that will be behind it driving engagement and driving traffic. So really appealing ecosystem that they've built, and again, recently, by adding the PBA to do that.

Jed Kelly:

Very helpful. And then yeah, Brett, just why choose the SPAC route versus a traditional IPO?

Brett Parker:

Sure. So we looked at the economics of IPO or SPAC or even direct listing because really any of the above were available to us. And our ultimate takeaway was that we could get a deal that was economically superior via SPAC for two reasons and two conditions that had to be met.

Brett Parker:

Number one was the ability to tell our story in a more fulsome way through the S-4 process than you can in an S-1. Just being able to put projections out and really speak specifically about the future of the company in a way that you can't do in an IPO.

Brett Parker:

And then number two, which is at least as important was could we find a real value-added partner? And Michelle talked about it. The relationship is really strong, but just like it made sense to them from day one, their presence made sense to us. So Michelle touched on a bunch of stuff that I didn't in terms of the media, gamification, international expansion, engagement. All of that stuff where George and Michelle are well-proven experts is enormously symbiotic with our core business and differentiated from it.

Brett Parker:

So there's things that we're good at, and we know those things, operating a location based entertainment company, being at the core of that. But our thought was, if we could find a partner that could really help us advance the monetization of some of these other aspects of the business, that would more than make up for the incremental dilution that comes along with a SPAC versus a traditional IPO.

Brett Parker:

And we met with a large number of potential SPAC partners, and I would say they were kind of 50/50 distributed between financial players who were kind of just money and operators who were mostly sort of post-retirement, not really engaged, people that were kind of just trading on the name, whereas Michelle and George are really passionate, engaged business, people who want to be involved in and know how and when they can do that to add value. So it was a no-brainer for us, once that relationship became available.

Jed Kelly:

Got it. And then Michelle, I think you've touched on some of this earlier in your prior comments, but why did Isos like Bowlero as the target? And then, Brett, for you, vice versa.

Michelle Wilson:

Yeah. So when George and I decided to form Isos Acquisition Corp, prior to that, we, again, if anyone knows myself and George, we do our homework. And so we spent a fair amount of time as SPAC sponsors developing a database of about 200 private companies that were in ... And again, our investment thesis was what you alluded to, Jed, is we believe that consumers, gen X, gen Z, are really looking for premium experiences and that we're long on that. And so we had a database, like I said, of about 200 companies in the sports media entertainment space, kind of taking the tailwinds of things that we thought would continue post-COVID. And on that list, ironically, Bowlero was on the list.

Michelle Wilson:

And the lens that we looked at were things that George and I were good at and that we knew were successful. We had experience creating shareholder value in the public markets. So we were like, "We know what the lens we're going to look at." It was it has to be a premium brand where there's a community that, that has passion around something. In my previous world, it was passion around WWE and professional wrestling. Here, it's around passion, around having fun, and bowling being the activity. And branded, and clearly with the Bowlero, Bowlmor, AMF branding, it checked the list, checked that box.

Michelle Wilson:

The second was something that could scale globally. And again, we had experience in this. So as we looked at SPAC targets, we're like, "Can this scale globally?" And while Brett and Tom have been primarily focused on the US, Bowling is an easy sport to understand. Anybody can do it. You brought up Topgolf. I don't have fun at Topgolf because I'm terrible at golf, and so that's not a fun experience for me. Bowling, you can be at any level and it's fun. And so that experience and that ability to scale that internationally checked the box.

Michelle Wilson:

And then the third thing we were looking at is companies that really embraced digital transformation. Again, a big part of the playbook at WWE. And how can digital take your business to the next level? And I'm sure Brett will elaborate on this, but we were incredibly impressed by Brett and Tom's just leaning into technology to really upgrade the bowling center, so whether it's ordering your food from a kiosk, it's the gamification that Brett talked about from an operational, but also from a fan engagement perspective.

Michelle Wilson:

So as we looked at targets, we were like, "Out of the 200 that were in our database, few of them checked all three boxes of a global brand and a community, you can scale it globally, digital transformation." And they did that.

Michelle Wilson:

So as we dug in a little bit more, the other thing that we were really excited about is the size of the market. I think bowling is one of those best kept secrets. Brett mentioned 70 million people bowl in the US. Largest participatory sport. I didn't know that, and I've been in the sports business for 20 years, and I didn't know it. And so when you look at the size of the market, it's an $11 billion TAM globally and growing 50% in the last 10 years in the US.

Michelle Wilson:

So it's a great market size, great business model, great growth factors. And we really, really liked Brett and Tom as individuals and with their expertise. So when we heard there was a SPAC-off, George and I are really competitive, so we really wanted to win in the process. I'm sure a lot of you heard about SPAC-offs. So we did everything that we could to articulate our passion for this, our belief in the business model, belief in the management team and our ability to be a accretive to that process in the longterm. So it was kind of a no-brainer for us.

Jed Kelly:

And Brett, why'd you choose Isos?

Brett Parker:

Well, I mean, I think I mostly covered it in the prior question, but like I said, there's a clear ability to actually have a value-added relationship with the partner. So first and foremost, Tom and I, through some ugly dealings with a landlord in one of our early properties, decided from that day on ... this was in 2005 ... we were only going to do business with people we liked. So George and Michelle ticked that box in a serious way, and we certainly like them, but more than that, respect them enormously as, as business people that can help us advance that flywheel of growth and, I think, really bring things that we probably would get to eventually much closer in terms of their temporal position.

Jed Kelly:

Got it. And then Brett, just can you touch ... you've kind of touched on this, but you're seeing unbelievable growth in the business. Can you talk about your strategy for durable growth over the next five years?

Brett Parker:

Sure. So there's, there's really two pieces to that. Number one is the core business, and the core business has four primary vectors for growth. Number one is to acquire. So I talked about the fragmented industry. 3,500 independent centers out there, ripe for being rolled up. The COVID experience has only accelerated the willingness to sell on behalf of the operators, and the average operator of a bowling center in the US is probably somewhere in their mid-seventies, so they were just generationally ready to turn over anyway. But COVID certainly lit a fire under a lot of people, so the pipeline is as large as we've ever seen for deals. And when we do those acquisitions, we're able to dramatically improve operations, so they're highly accretive, even before we start putting in capital.

Brett Parker:

Then we've got new builds. So new builds are another way that we can expand the unit footprint. The economics are different. The return profiles end up being about the same, but there's a little bit more, typically, capital involved with a new build because you're standing up the bowling center from nothing. It's generally in repurposed space. And what that does is really allows us to access some of the best markets in the country. So we've recently done new builds in Crystal City, Virginia, in Boca Raton, Florida, in Atlanta, and we're currently under construction in Tysons Corner, Virginia, Oxnard, California. So it just gets you into these really good markets that you wouldn't be able to get in otherwise and do really outsized revenue and EBITDA a percenter basis. So the returns there are great as well.

Brett Parker:

And then the third piece is conversion. So I touched on this a little bit earlier, but the greatest asset that we got when we bought AMF and then Brunswick were hundreds of pieces of real estate around the country that already had all the bowling infrastructure in them, and they were within our control, and they were ripe for investment. So the frustrating part about growing a location-based entertainment business is always can you find enough good deals, right? Can you find enough good pieces of real estate at reasonable ...

PART 2 OF 4 ENDS [00:28:04]

Brett Parker:

Can you find enough good deals? Can you find enough good pieces of real estate at reasonable cost? And then wait for the landlord to deliver the space and the project's delayed. We didn't face any of that. We have this runway that's totally within our control of all these properties to go in and invest in. And we've done around 40 them and earned almost 40% returns. In doing so, on a historical basis, and we still have 182 that are unconverted in the portfolio. Now, will we do a hundred percent of those? No. Will we do a significant proportion of them? Yes. That is a really nice way to grow the business with very little risk and it's highly predictable.

Brett Parker:

Then, there's just simple organic growth. That's really the last leg of that stool where unlike many location-based entertainment companies, we truly have same store sales, organic growth. So, over the last several, pre-COVID, we saw 4% growth on a total basis, but that was 7% in the invested centers, but still 2% compounding in centers that receive little to no investment. And that's something that, while that's not a huge number, I don't know of any other business and location-based entertainment where that's a positive number, frankly. And to continue to post positive comps on positive comps on positive comps on a single store basis has been a big differentiator for us and a good vector for growth.

Brett Parker:

Then, beyond that core business growth is where you really get into the ecosystem of these other offerings that we can use. That two things. Things like the PBA and the gamification business. I'll let Michelle talk about them in more detail. But those businesses can and will be profitable ventures on their own and that's good, but their ability to be the driving force behind this virtuous flywheel of engagement and participation and spending is hard to measure, but obviously significant. And that's where we think, sort of that differentiated growth can come over and above of the core that we're using to grow the bowling business.

Brett Parker:

And then the last piece I'll just mention quickly, because it's nowhere in any of the materials, because it's not the sort of thing you can really plan for, but we have a history of being very inquisitive. We bought AMF. It was the largest player in bowling. We bought Brunswick, which is the second largest. We brought Bowl America, which was the only public. The opportunity to do large scale M and A is manifest in the broader location-based entertainment business and we're highly active and engaged in looking at deals. The industry is fairly dislocated right now because of COVID and there could be some really interesting opportunities there, and we're always on the lookout. I think that's sort of the X factor here that could really vault things forward, would be a transformative deal which is part of why we want to be public so that we have that access to capital, the ability to pay with stock, et cetera, that would be helpful in doing large scale M and A.

Jed Kelly:

Michelle, do you want to follow up on some of the growth strategies and what you see?

Michelle Wilson:

Sure, got it. You know, and again, the reason George and I are so excited about this is what Brett talked about on the core business is if they did nothing else and just executed against what Brett just spoke about on the core business as it relates to acquisitions, new builds, and conversions, it's an amazing business. If that's all they did. So we're excited about that. Everything else is additive. And again, just, it becomes an engine for what they're already doing. But the other growth factors that again, are really interesting in their model is it's kind of three things I'll talk about.

Michelle Wilson:

First is the media with the PBA. The second is international. Then, the third is gamification. I'm actually going to go into a different order. So on international, as I said, the global tamp for bowling is $11 billion, four and a half billion in the US, and the remainder outside. So it's actually bigger outside the US. Interestingly, it's similar outside the US. Very fragmented so same roll up opportunity exists. Same opportunity for a brand to own bowling globally. And I've learned a lot more about bowl internationally.

Michelle Wilson:

So there are markets like South Korea where there are, Brett will correct me if I'm wrong, two or three million league bowlers and 1,200 centers. So when you hear that, markets like Asia, the Middle East. Middle East, as some of, always looking for Americana entertainment experiences so we believe that there's real opportunity in those markets to again, bring a bedrock Americana experience to those markets and do quite well. Again, business model, TBD, it could be a licensing model, it could be a joint venture model. We've lived through, I've done most of those things so I think it per provides again another runway, an additional revenue stream for Bowlero. So really excited about international.

Michelle Wilson:

On the media side, Brett had mentioned the PBA and, again, I get really excited about the prospects of that. If anyone on the webinar is familiar with the sports world, not only again, as we've said multiple times, the real primary driver is the PBA interest in the professional sport and the professional bowlers will drive everyone to go and bowl, because you want to be like Mike, if you will. But beyond that, there are additional revenue streams. There's the media rights for television. Currently Fox Sports is the partner. So, Fox broadcast and FS1. That's a revenue stream as it relates to TV media rights. Sponsorship becomes a revenue stream. Digital and social media becomes a revenue stream. So those kind of traditional sports revenue streams will be new and added to the Bowlero business model. So that's really exciting.

Michelle Wilson:

And again, they've really stepped up the production ante with Fox Sports who's been a great partner in bringing technology and making it more interesting. Certainly, I know know a thing or two about creating personalities and marketing personalities. There's some great professional bowlers in the PBA that have some super interesting personalities that we think we can market on digital and social media to drive interest. The media, it would be kind of a traditional sports model, but again, ability to drive back to the core business is really cool.

Michelle Wilson:

Then, there's the third piece, which is gamification. And again, sports betting. At WWE, we were always trying to crack the code on how you could do sports betting. It's not legal since that's obviously a scripted product, but sports betting from ability to monetize the data stream to sports books is an opportunity. But to me, the bigger one is this notion of peer-to-peer betting or these global tournaments.

Michelle Wilson:

So Brett and his team tested, which one of the things that really got my attention, is what they call the PBA Global Showdown. It's essentially, you sign up through an app and you bowl, but you're competing against bowlers virtually anywhere in the world. The numbers, and I'm going to ask Brett to quote the numbers because I don't know them specifically. I just know I get blown away every time I hear them that by bowling, there's a prize pool, so if you win at the end of this bowling competition is the chance to win $50,000, whatever the number is. But ultimately, it's making those bowlers bowl more frequently. Brett, I'll let you quote the numbers on it because again, the global super showdown which was tested, had an amazing engagement numbers and drove a lot of hours of bowling in their centers.

Brett Parker:

So the initial version of this, which was really a beta testing version, we anticipated 4,000 signups. We got 5,200 and in three weeks, those 5,200 people bowled over 15,000 games and spent almost 20,000 hours in the centers, which is just unbelievable when you compare it to the average bowler. He bowls one and a quarter, one and a half times a year, and bowls, well, around two games per visit. So to get to these kind of numbers was just a staggering increase in engagement that came at a relatively low cost and proved out both that the technology is there to be able to bring in scores in real time to an app that we can identify to a human being and actually police it. Because we did catch people cheating, which lets us know that our policing worked at least to some extent. And then, that the engagement would be there. We're running the second one, actually right now. It's in 700 centers globally. It just started. We anticipate significant growth beyond that and we're plan to do several per year going forward.

Michelle Wilson:

And then the last piece, and maybe because I like betting, there's a really interesting element that I, again, believe is unique to Bowlero and that's the notion of peer-to-peer betting. I'll say it in simple terms. I mean, league bowling was always about putting money in a pool and at the end of the league, somebody wins the money. Imagine digitizing that whole experience. So if you go bowling on a Saturday night with a bunch of friends, the idea that it's a game of skill and that you could literally on an app bet against each other on who's going to win the game, who's going to bowl a better frame. You either bet against your friends or you can bet against the house. That's a whole new level of engagement that, again, creates additional revenue stream, but also drives engagement.

Michelle Wilson:

So that, again, on a state by state basis, since it is a game of skill and not chance, the regulatory hurdles are a little bit smaller or lower, I should say. I won't say smaller. Lower. So as the states come on for that, we believe that that's a really interesting opportunity for Bowlero long term as well.

Jed Kelly:

Got it. We're going to go to the Slido questions. First question, how will you close this transaction with such little allowable redemptions?

Brett Parker:

Well, I mean, the idea is not to have redemptions. I think this is a wonderful business. I think it's enormously undervalued frankly, in this transaction, which is why neither Tom, Shannon or I are selling anything that we own in the company today. Because we think it's worth substantially more than what it's going out at for the transaction. To the extent that there are some redemptions, we'll deal with that. I mean, the way that the capital stack works on the uses side is, any redemptions are a dollar for dollar reduction and secondary to our private equity partners. So, to the extent that there are significant redemptions that go beyond the condition, then it's up to them frankly. And we would have to figure out the extent to which it still makes sense to take the dilution of the deal as contemplated for less dollars out.

Jed Kelly:

Got it. Next question. Can you please elaborate on the opportunity to follow the Formula One model of showcasing leading athletes to your sport? Drive to Survive and it's a great documentary and you've seen it. Really drive engagement. It's a great question. So can you kind of discuss that model?

Brett Parker:

Michelle, you want to take that?

Michelle Wilson:

Yeah, I'll take that because that's, again, one of the things that's in my sweet spot. I think it's a great model as there's so much history in bowling in the United States. And again, I grew up, I'll admit it, I grew up watching, I'll date myself here, but watching PBA on the Wild World of Sports and knowing all of those bowlers. So one of the things that we're doing is we're actively engaging around additional content.

Michelle Wilson:

Just as you mentioned, Jed, or as the person who asked the questions. Documentaries, I mean there are so many opportunities to tell the stories, rich history of bowling and the characters that were involved. So documentaries is one genre that we're out in the marketplace, too. Interestingly, I think there's even, Brett, I think there's a scripted comedy that's out there as well that's based on the life of a professional bowler. So you could even anticipate some scripted entertainment as well coming out of it. Another genre that I think is interesting for those who watch Holey Moley, the notion of kind of this shiny floor game show. Those shows are entirely ratings, I would say, drivers for the networks. They're low cost to produce, highly interesting, highly entertaining. So we're actively looking at the opportunity to create a concept around bowling which would, of course, be featured in a-

PART 3 OF 4 ENDS [00:42:04]

Michelle Wilson:

... concept around bowling, which would of course, be featured in a Bowlero center. So again, whether it's game shows, documentaries, scripted entertainment, there's a real opportunity to build stories around bowling in the US and globally that there's Colie Edison, who is the CEO of the PBA, and also the Chief Customer Officer for... She's working on that actively, and I am supporting her with my experience in this space to go after that type of programming. So we obviously have seen the success of the drive to survive. At WWE, we had a very successful studios' model that it again, drove interest in the sport around all of those genres. So we think it's a great opportunity.

Brett Parker:

Yeah. The only thing I would add to that is that we, we're lucky to have some really engaging personalities at the top of the sport right now. You don't always get that. You can get the stoic professional, and that's great for the people who are really interested in the sport for sports sake, but it's not particularly interesting, but we just had a guy, Kyle Troop, who's in his mid-20s and has a giant orange Afro that he picks out when he hits a big shot, set the single season winnings record, something like five years after he quit his job as a Wendy's manager to go on tour full time. There are personalities like that, that exist that I think people would be really interested in seeing and learning more about.

Jed Kelly:

Another question. Can you discuss the capital allocation priorities between conversion of bowling centers, versus acquisitions?

Brett Parker:

Sure. The reality is we're not capital constrained, we're more opportunity and resource constrained than we are capital constrained. So we do every deal that makes sense. So that's why we're doing all of them at once, because the resources that we use internally to do a conversion, say, from a construction management standpoint are not the same as what we use to do a new build and certainly not what we would use to do in acquisition. So we endeavor to do every deal that makes our hurdle rate across all of the strategies. That's why you see this progression of all of them at once, where we're not just picking one versus the other, because like I said, it's really more a matter of how many of each can we execute well and then we'll do those and then put it across the strategies.

Jed Kelly:

Got it. Then another question, what were some of the specific items that led to significant margin expansion? Was it mostly negotiated rent decreases?

Brett Parker:

No. So, the 600 basis points of margin that I mentioned in Q4 for example, was at both the gross margin level and EBITDAR, so totally independent of rent. So some of the EBITDA margin help in the depths of the COVID period, did come from negotiating lower rents, but that's not the go-forward story. That's not really the increased margin that we're talking about now. The incremental margin that we're talking about now, the number one factor is labor efficiency. So, we've endeavored always to optimize labor, but one of the things that we really spent a lot of time and brain space on when operations were significantly curtailed during COVID was not just reinventing, but optimizing and codifying the operating model to an extent that allowed us to operate all of our centers more efficiently. So we're seeing substantially increased margins just as a result of operating better.

Jed Kelly:

Got it. Then what is the split of revenues needed between the traditional bowling centers and the PBA Tour asset?

Brett Parker:

Oh, the PBA would not be in the top three revenue producing centers, in the centers' business. So right now the PBA revenue contribution is quite small. The overwhelming majority of the revenue comes from the centers' business.

Jed Kelly:

Got it. Then from Ryan, "Given your relative market share advantages in size, to what extent can you leverage economies of scales, in what areas?"

Brett Parker:

So we absolutely can, and it comes in a number of places. I would say, probably the most significant is our ability to invest in the quality of our operating team. So, we have 100s of people at the multi-unit and above operating level that the mom and pops don't have. So, what that brings, in terms of professionalism and consistency of experience and driving higher NPS, which makes you more efficient, all of those things, are pretty unique to our scale.

Brett Parker:

Then there are the things you would just typically expect, we buy food more inexpensively, we buy alcohol more inexpensively. We have a procurement department that does deregulated utilities across the country, all just sorts of professionalize things that a larger organization does that, that a smaller one cannot. Then, it's not so much a scale... well, I guess it is a scale advantage, because if we didn't have the scale, we never would've developed it. But QMS and the operating discipline that comes from it is massive differentiator for us.

Brett Parker:

So what that system does is takes all of the locations and buckets them into reasonable peer sets so that they can be compared to each other in a fair manner. It identifies across 20 or so data points top and bottom half of the PNL, the best in class performer in each peer set for each metric. Then it looks at the rest of the peer set and says, "Here's how short you're falling of being best-in-class." Then it aggregates those opportunities, both within a center and within a line item. It allows our managers to see on a screen very clearly on a pie chart, "Here's where my biggest opportunity is." They can click on that, and then it takes them through to a screen that has a series of recommendations that the system makes that says, "Here are the top four ways to impact that number."

Brett Parker:

Manager selects one, that kicks off two things. Number one, it notifies their supervisor that that's an activity they're undertaking, so that's something their supervisor needs to check in with them on and manage and make sure it's getting done. Two, it takes them through to our Learning Management System where they can see the training videos or printed materials or whatever they may need to execute against that opportunity. So you're going from million of pieces of data in our data warehouse down to, "We suggest that you run a specialty cocktail sales contest with your servers tonight, push this cocktail. Here's a video on how to make it, to make sure the bartenders know how to make it." So, that level of professional management just isn't something that exists, certainly in the mom and pop world. We haven't seen it anywhere in location-based entertainment.

Jed Kelly:

Then another question, you had an impressive quarter and is this trend continuing and any impact from the old Delta?

Brett Parker:

Yeah. So, I can't speak to anything that we haven't already released publicly, but I described earlier the sales trends running right up through the middle of September. So, I mean, we're still running north of 20% growth, versus pre-pandemic there. So, people are certainly not running scared.

Brett Parker:

I think there's a segment of the population that's really worried about COVID and they, I don't think, have left their houses in the first place. Then there's a segment of the population, which I think is A, larger and B, more in line with our customers that want to be out. They want to be social, to your point earlier, they want to have experiences, they want to gather and they want to be with the people that they care about.

Brett Parker:

One of the unique things about bowling, unlike many any other activities is that, yes, it's a sport and it's an activity and there's that happening, but it's really that gathering. You're sitting there together in a group, in a confined area. One person goes up and takes their turn and everybody watches and they cheer or they jeer and everybody gets to do their thing. It's really, I think it's, just the kind of thing everyone missed. I think we realize just how important those experiences are in our lives. I don't think most people are willing to give it up, based on whatever strain it may be.

Jed Kelly:

You saw the white out at Penn State. I think that answers your question.

Brett Parker:

Yep. Yep.

Jed Kelly:

All right. We're running out of time. Brett, Michelle, anything we haven't covered that you think is important that you want touch on, that we should let the meeting participants know about?

Brett Parker:

Sure. Look, I would just jump to 30,000 feet and say, there's a lot of noise in this backspace now, even in the IPO space, I guess, and it's largely driven by a lack of quality or readiness among the companies that are coming public in these deals. This is not the next pre-revenue flying taxi business. This is a highly profitable company that's led by two guys who've been doing it together for more than two decades. We've grown it year,, after year, after year through every cycle, through every disruption from 9/11, to the financial crisis, to COVID, and we've continued to come through every one of those cycles, frankly, only better positioned than we had been heading into them. We think that this business is absolutely public company ready. I think it's very public company relevant. I think it'll do very, very well with retail, as retail gets access to the name, because it's easy for people to understand. So, I just think it deserves its own very separate look from a lot of the noise in the market.

Michelle Wilson:

Yep. I would, obviously, echo what Brett said. We continue, the more we will learn about the business and more we learn about Brett and Tom, the more we're excited about being part of it. Myself and my partner, George, will become board members. We're excited for that to happen. Regardless of the variance of the pandemic, Brett's data supports the fact that we should be long on experiential businesses that provide a premium experience. So we remain bullish on that and excited about it. I'll do my PSA for Bowlero, if you haven't been bowling lately and you haven't been to a Bowlero, or a Bowlero. I would say go online, it's really easy. Again, they embrace digital, you can book your... I did it, you book it online, you book your food, you can order everything in advance, great experience. So I highly recommend everybody get out there. We're excited for the deal to hopefully close by the end of October and the Isos' ticker will be transitioning to Bowl, B-O-W-L, and we're excited for that day to happen.

Jed Kelly:

Thank you. Okay. That great. Well, Brett, Michelle, thank you for joining us. Continued success and looking forward to seeing what's next for Bowlero. So thanks everyone for joining us and have a terrific day.

Brett Parker:

Thank you.

Michelle Wilson:

Thanks.

Brett Parker:

Thanks Ed.

Jed Kelly:

Yep.

PART 4 OF 4 ENDS [00:54:59]

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About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4, which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction. Isos will file a definitive proxy statement/prospectus, and will file other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement/prospectus will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS INCLUDED THEREIN, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents containing important information about Isos and Bowlero as and when such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’ shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including Isos’ preliminary proxy statement/prospectus filed with the SEC on Form S-4 and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on Form S-1. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that set forth in the preliminary proxy statement/prospectus filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.